Filed Pursuant to Rule 424B(3)
Registration Nos. 333-125325
333-125325-01

DB COMMODITY INDEX TRACKING FUND

DB COMMODITY INDEX TRACKING MASTER FUND

SUPPLEMENT DATED MARCH 2, 2006 TO

PROSPECTUS DATED JANUARY 17, 2006

This Supplement updates certain fee and breakeven related information contained in the Prospectus dated January 17, 2006 (the “Prospectus”) of DB Commodity Index Tracking Fund (the “Fund”) and DB Commodity Index Tracking Master Fund. All capitalized terms used in this Supplement have the same meaning as in the Prospectus.

Prospective investors in the Fund should review carefully the contents of both this Supplement and the Prospectus.

Organization and Offering Expenses

This Supplement updates all references to “Organization and Offering Expenses” in the Prospectus. The Managing Owner has determined to reduce the cap on Organization and Offering Expenses. Organization and Offering Expenses of the Master Fund in each month are capped at 0.10% per annum of the net asset value of the Master Fund as of the beginning of such month, rather than at 0.50%, and all references to Organization and Offering Expenses in the Prospectus hereby are amended accordingly. The sub-section “Organization and Offering Expenses” under the “Summary—Fees and Expenses” section of the Prospectus and the first paragraph in the sub-section “Organization and Offering Expenses” of the “Charges” section of the Prospectus hereby are deleted in their entirety and replaced with the following paragraph:

Expenses incurred in connection with organizing the Fund and the Master Fund and the initial offering of the Shares will be paid by the Managing Owner, subject to reimbursement by the Master Fund, without interest, in 36 monthly payments during each of the first 36 months after the commencement of the Master Fund’s trading operations, subject to a cap in the amount of 2.50% of the aggregate amount of all subscriptions for Shares during the initial offering period and during the first 36 months of the Master Fund’s trading operations. Expenses incurred in connection with the continuous offering of Shares after the commencement of the Master Fund’s trading operations also will be paid by the Managing Owner, subject to reimbursement by the Master Fund, without interest, in 36 monthly payments during each of the 36 months following the month in which such expenses were paid by the Managing Owner. If the Fund and the Master Fund terminate before the Managing Owner has been fully reimbursed for any of the foregoing expenses, the Managing Owner will not be entitled to receive any unreimbursed portion of such expenses outstanding as of the termination date. In no event will the aggregate amount of payments by the Master Fund to the Managing Owner in any month in respect of reimbursement of organizational or offering expenses exceed 0.10% per annum of the net asset value of the Master Fund as of the beginning of such month.

Brokerage Commissions

This Supplement updates all references to “Brokerage Commissions and Fees” in the Prospectus. Based on actual historical information, the original estimate of Brokerage Commissions and Fees of 0.40% per annum of the net asset value of the Master Fund in any year has been reduced to 0.20% per annum of the net asset value of the Master Fund in any year, and all references to Brokerage Commissions and Fees in the Prospectus hereby are amended accordingly. The last sentence in each of the (i) sub-section “The Commodity Broker” under the “Summary” section of the Prospectus, (ii) sub-section “Brokerage Commissions and Fees” under the “Summary—Fees and Expenses” section of the Prospectus and (iii) sub-section “Brokerage Commissions and Fees” under the “Charges” section of the Prospectus hereby is deleted in its entirety and replaced with the following sentence:

The Managing Owner does not expect brokerage commissions and fees to exceed 0.20% of the net asset value of the Master Fund in any year, although the actual amount of brokerage commissions and fees in any year may be greater.

Breakeven Amount and Breakeven Table

This Supplement updates all references to the “Breakeven Table” in the Prospectus. Based on the revised Organization and Offering Expense cap and estimated brokerage commissions of 0.20% per annum discussed above, total management fees, brokerage commissions, Organization and Offering Expense reimbursement and routine operational, administrative and ordinary expenses, before interest income, are estimated to be 1.30% per Share of the Fund, rather than the aggregate of 1.90% reflected in the breakeven table set forth in the Prospectus.

It is expected that interest income will exceed the fees and costs incurred during the continuous offering period. Accordingly, based on current interest income of 4.59% per annum of the net asset value of the Master Fund, the 12-Month Breakeven amount (continuous offering period) is either (i) $(0.82) or (3.29)% per Share, or (ii) $(164,500) or (3.29)% per Basket. In other words, the Fund is expected to break-even in any twelve month period provided that its portfolio of Index Commodities does not decline by more than 3.29% per annum in respect of Shares purchased during the continuous offering plus the amount of any commissions charged by the investor’s broker.

This Supplement replaces the Breakeven Table (including footnotes) in both the “Summary” and “Charges” sections of the Prospectus with the following:

“Breakeven Table”

	Shares of the Fund[1]		Basket[2]
Expense	$	%	$	%
Underwriting Discount[3]	N/A	N/A	N/A	N/A
Management Fee[4]	$0.24	0.95%	$47,500	0.95%
Organization and Offering Expense Reimbursement[5]	$0.03	0.10%	$5,000	0.10%
Brokerage Commissions and Fees[6]	$0.05	0.20%	$10,000	0.20%
Routine Operational, Administrative and Other Ordinary Expenses[7,8]	$0.01	0.05%	$2,500	0.05%
Interest Income[9]	$(1.15)	(4.59)%	$(229,500)	(4.59)%
12-Month Break Even (initial offering period)	$(0.07)	(0.29)%	$(14,500)	(0.29)%
12-Month Break Even (continuous offering period)[10,11]	$(0.82)	(3.29)%	$(164,500)	(3.29)%

1.	The breakeven analysis set forth in this column assumes that the Shares have a constant month-end net asset value and is based on $25.00 as the net asset value per Share. See “Charges” on page 39 for an explanation of the expenses included in the “Breakeven Table.”
2.	The breakeven analysis set forth in this column assumes that Baskets have a constant month-end net asset value and is based on $5 million as the net asset value per Basket. See “Charges” on page 39 for an explanation of the expenses included in the “Breakeven Table.”
3.	The upfront selling commission was charged only in respect of Shares sold during the initial offering period.
4.	From the Management Fee, the Managing Owner will be responsible for paying the fees and expenses of the Administrator and the Distributor.
5.	Expense levels are assumed to be at the maximum permissible amount. Actual expenses may be lower.
6.	The actual amount of brokerage commissions and trading fees to be incurred will vary based upon the trading frequency of the Master Fund and the specific futures contracts traded.
7.	Routine operational, administrative and other ordinary expenses not paid by the Managing Owner out of the Management Fee include annual legal and audit expenses and other expenses that are fixed in amount and not charged as a percentage of net asset value. Consequently, the percentage of net asset value represented by these expenses will decrease as net asset value increases and vice-versa. These estimates are based on a net asset value of $50 million.
8.	In connection with orders to create and redeem Baskets, Authorized Participants will pay a transaction fee in the amount of $500 per order. Because these transaction fees are de minimis in amount, are charged on a transaction-by-transaction basis (and not on a Basket-by-Basket basis), and are borne by the Authorized Participants, they have not been included in the Breakeven Table.
9.	Interest income currently is estimated to be earned at a rate of 4.59%, based upon the current yield on 3 month U.S. Treasury bills.
10.	It is expected that interest income will exceed the fees and costs incurred, other than selling commissions in respect of Shares purchased during the continuous offering period.
11.	You may pay customary brokerage commissions in connection with purchases of Shares during the continuous offering period. Because such brokerage commission rates will vary from investor to investor, such brokerage commissions have not been included in the breakeven table. Investors are encouraged to review the terms of their brokerage accounts for details on applicable charges.

* * * * * * * * * * * * * * * * * * *

All information in the Prospectus is restated pursuant to this Supplement, except as updated hereby.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

THE COMMODITY FUTURES TRADING COMMISSION HAS NOT PASSED UPON THE MERITS OF PARTICIPATING IN THIS POOL NOR HAS THE COMMISSION PASSED UPON THE ADEQUACY OR ACCURACY OF THIS DISCLOSURE DOCUMENT.

DB COMMODITY SERVICES LLC

Managing Owner